

Mail Stop 3720

May 24, 2017

Andrew S. Clark
President and Chief Executive Officer
Bridgepoint Education, Inc.
8620 Spectrum Center Blvd.
San Diego, CA 92123

> **Re: Bridgepoint Education, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 7, 2017**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2017**
> **Filed May 2, 2017**
> **File No. 001-34272**

Dear Mr. Clark:

    We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 1. Business

Retention, page 10

1.   We note your disclosure on page 33 that your financial performance depends on your ability to continue to recruit and retain students, and that a decrease in the perceived or actual economic benefits that students derive from your programs could hinder your ability to recruit or retain students. We also note management's statement during your fourth quarter 2016 earnings conference call that based on alumni survey responses collected in 2016 from graduates of your bachelor's degree programs, you estimate that "the average salary of these alumni is 20% greater than the average salary they were

earning when they first enrolled at Ashford." To the extent known, expand your disclosure to include greater detail regarding the basis for these estimates, including historical job placement figures and salary data. Also disclose the percentage of your graduates who filled out these surveys.

Form 10-Q for Fiscal Quarter Ended March 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gainful Employment, page 28

2.   Enhance your discussion of the Department of Education's gainful employment regulations and your final debt-to-earnings rates for the first measurement year to identify your two current programs that are "in the zone." Disclose the percentage of your students currently enrolled in each program and the total revenues derived from the respective programs. Finally, discuss whether and to what extent the Company plans to implement any measures directed at bringing these two programs into the "pass" category.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications